15047854

SECUR... ION
Washington, D.C. ...

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67723

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Parkman Whaling Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Travis Street, Suite 600
(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brandon P. Baudin 713-333-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company, P.C.
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1900	Houston	TX	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brandon P. Baudin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Parkman Whaling Securities LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Brandon P. Baudin, COO

Title

Notary Public

EDNA BARRAGAN SANCHEZ
Notary Public, State of Texas
My Commission Expires
December 03, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PARKMAN WHALING SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2014

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management of
Parkman Whaling Securities LLC

We have audited the accompanying financial statements of Parkman Whaling Securities LLC (the Company), which comprise the balance sheet as of December 31, 2014, and the related statements of operations and member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Parkman Whaling Securities LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of Securities Exchange Commission (SEC) and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control of Securities Under Rule 15c3-3 of the SEC have been subjected to audit procedures performed in conjunction with the audit of Parkman Whaling Securities LLC's financial statements. The supplemental information is the responsibility of Parkman Whaling Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 25, 2015

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

PARKMAN WHALING SECURITIES LLC
BALANCE SHEET
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 244,341
Accounts receivable	300,000
Prepaid expenses	11,281
TOTAL ASSETS	$ 555,622

LIABILITIES AND MEMBER'S EQUITY

Accounts payable - affiliate and other	$ 4,896
MEMBER'S EQUITY	550,726
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 555,622

See accompanying notes.

Investment banking fees	$ 596,408
Management fee and administrative expense	939,620
Net loss	(343,212)
Member's equity, beginning of year	893,938
Member's equity, end of year	$ 550,726

See accompanying notes.

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from customers and others	$ 296,408
Cash paid for management fees and expenses	(739,629)
Net cash used in operating activities	(443,221)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(443,221)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	687,562
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 244,341
RECONCILIATION OF NET LOSS TO NET CASH USED BY OPERATING ACTIVITIES	
Net loss	$ (343,212)
Increase in accounts receivable	(300,000)
Decrease in prepaid expenses	201,280
Decrease in accounts payable	(1,289)
Net cash used in operating activities	$ (443,221)

See accompanying notes.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Parkman Whaling Securities LLC (the "Company") is a Texas limited liability company, formed on June 19, 2008. The Company is located in Houston Texas and is a wholly-owned subsidiary of Parkman Whaling, LLC (the "Member"). The Company's revenues are derived primarily from underwriting and advisory services. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of Financial Industry Regulatory Authority (FINRA). The Company has claimed an exemption from the Securities and Exchange Commission's (SEC) Rule 15c3-3 under section (K)(2)(i).

The following is a summary of significant accounting policies consistently followed by the Company.

Revenue Recognition – Investment banking fees are recorded in accordance with the terms of the respective contract when the service is complete and the revenue is reasonably determinable. Securities related transactions are recognized when transactions close and receivables are recorded at that time.

Estimates – The preparation of accrual basis financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement Presentation – The unclassified balance sheet is presented in accordance with industry standards.

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Income Taxes – The Company's income, losses, and tax credits will be included in the income tax return of the Member. Accordingly, the Company does not record a provision for federal income taxes. Texas margin tax is accrued and included as a component of management fee and administrative expense. No margin tax was due for the tax year ended 2014.

The Company believes that all significant tax positions utilized by the Company will more likely than not be sustained upon examination. As of December 31, 2014, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2011 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expenses in the statement of income.

2. MANAGEMENT AGREEMENT

The Company entered into a management agreement with Parkman Whaling LLC whereby Parkman Whaling LLC will provide administrative and operational services, facilities, furniture and pay all overhead expenses of the Company.

Parkman Whaling, LLC receives an incremental allocation services fee of $60,000 per month. The Company also has a license agreement for a monthly rent allocation of $11,500. Service and license fees and expense allocations for 2014 were approximately $858,000. At December 31, 2014 the company owed Parkman Whaling LLC $3,458.

3. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2014 the Company had net capital of $239,445 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .02 to 1 at December 31, 2014. The Securities Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Company at this time of no greater than 15 to 1.

4. CONCENTRATIONS AND CREDIT RISK

The Company's bank balance, which was $244,341 at December 31, 2014, is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. It is the Company's practice to utilize high net worth financial institutions to minimize its credit risk.

Generally, no collateral or other security is required to support trade receivables. During the year ended December 31, 2014, two customers accounted for 100% of investment banking fees. One customer represented 100% of accounts receivable at December 31, 2014.

5. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2015, the date the financial statements were available to be issued. No subsequent events occurred, which require adjustment or disclosure to the financial statements at December 31, 2014.

NET CAPITAL	
Total member's equity qualified for net capital	$ 550,726
Deductions and/or charges	
Nonallowable assets:	
Accounts receivable	300,000
Prepaid expenses	11,281
Net capital	$ 239,445
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 326
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 234,445
Ratio: Aggregate indebtedness to net capital	.02 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2014, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17a-5.

PARKMAN WHALING SECURITIES LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which a "Special Account for the Exclusive Benefit of Customers" is maintained.

See report of independent registered public accounting firm

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management of
of Parkman Whaling Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Parkman Whaling Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Parkman Whaling Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3, specifically 17 C.F.R. §240.15c3-3 (k)(2)(i) (the exemption provisions).

Parkman Whaling Securities LLC stated that Parkman Whaling Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Parkman Whaling Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Parkman Whaling Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harper & Pearson Company, P.C.

Houston, Texas
February 25, 2015

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

PARKMAN WHALING SECURITIES LLC

Parkman Whaling Securities, LLC. Assertions

Parkman Whaling Securities, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(i) throughout the most recent fiscal year without exception

Parkman Whaling Securities, LLC

I, Brandon P Baudin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Brandon P. Baudin, CCO

February 16, 2015

600 TRAVIS, SUITE 600 • HOUSTON, TEXAS 77002 • TELEPHONE 713.333.8400 • FACSIMILE 713.333.8420

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED UPON PROCEDURES ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To Management of
Parkman Whaling Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Parkman Whaling Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Parkman Whaling Securities LLC's compliance with the applicable instructions of the Form SIPC-7. Parkman Whaling Securities LLC's management is responsible for Parkman Whaling Securities LLC's compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including the general ledger detail and cash disbursements journal noting no differences.
2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences.
3. We compared adjustments reported in Form SIPC-7 with supporting schedules and working papers including general ledger detail noting no differences.
4. We proved the arithmetical accuracy of the calculation reflected in Form SIPC-7 and in the related schedules and working papers including general ledger detail and quarterly Focus reports supporting the adjustments noting no differences.
5. We compared the amount of overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting overpayments were not applicable for this report.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Harper & Pearson Company, P.C.

Houston, Texas
February 25, 2015

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*********2950*********************MIXED AADC 220
067723 FINRA DEC
PARKMAN WHALING SECURITIES LLC
600 TRAVIS ST STE 600
HOUSTON TX 77002-3027

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brandon Baudin 713-338-8400

2. A. General Assessment (item 2e from page 2)		$ 1,491.02
B. Less payment made with SIPC-6 filed (exclude interest) 07/07/14 Date Paid		(53.52)
C. Less prior overpayment applied		(0.00)
D. Assessment balance due or (overpayment)		1,437.50
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		0.00
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1,437.50
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,437.50	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Parkman Whaling Securities LLC
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Designated Principal
(Title)

Dated the_____ day of_______________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 596,408
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 596,408
2e. General Assessment @ .0025	$ 1,491.02
	(to page 1, line 2.A.)